SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 1999 Commission File Number 1-5480
A.	Full title of the plan and address of the plan:

ELCO THERMOPLASTICS INC.
PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC.

40 Westminster Street

Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Auditors
Statement of Assets Available for Benefits for each of
the two years ended December 31, 1999 and 1998
Statement of Changes in Assets Available for Benefits
for each of the two years ended December 31, 1999 and 1998
Notes to financial statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.
ELCO THERMOPLASITCS INC. PROFIT SHARING PLAN

ELCO TEXTRON INC., Plan Administrator

By:/s/Robert Hammes

Secretary

Date: June 26, 2000

Financial Statements
and Supplemental Schedule

Elco Thermoplastics, Inc. Profit Sharing Plan

Years ended December 31, 1999 and 1998

Elco Thermoplastics, Inc. Profit Sharing Plan

Financial Statements and
Supplemental Schedule

Years ended December 31, 1999 and 1998

Report of Independent Auditors

Elco Thermoplastics, Inc. Profit Sharing Plan
Administration Committee

We have audited the accompanying statements of assets available for benefits of the Elco Thermoplastics, Inc. Profit Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

May 11, 2000

Elco Thermoplastics, Inc. Profit Sharing Plan

Statements of Assets Available for Benefits
	December 31
	1999	1998
Assets
Investments, at fair value	$5,398,683	$5,086,952

Receivables:
Participant contributions	35,513	32,690
Employer's contributions	183,545	231,048
Total receivables	219,058	263,738
Assets available for benefits	$5,617,741	$5,350,690

See accompanying notes.

Elco Thermoplastics, Inc. Profit Sharing Plan

Statements of Changes in Assets Available for Benefits
	Year ended December 31
	1999	1998
Additions:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$ 79,062	$ 361,951
Interest and dividends	271,097	293,018
	350,159	654,969

Contributions:
Participants	388,715	316,860
Employer	307,162	327,861
	695,877	644,721
Total additions	1,046,036	1,299,690

Deductions:
Benefits paid to participants	778,985	463,104
Other	-	11,236
Total deductions	778,985	474,340
Net increase	267,051	825,350

Assets available for benefits at beginning of year	5,350,690	4,525,340
Assets available for benefits at end of year	$5,617,741	$5,350,690

See accompanying notes.

Elco Thermoplastics, Inc. Profit Sharing Plan

Notes to Financial Statements

Years ended December 31, 1999 and 1998

1.   Description of the Plan

The following brief description of the Elco Thermoplastics, Inc. Profit Sharing Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan formed to provide profit-sharing benefits to employees of Elco Thermoplastics Inc. (the Company), a subsidiary of Elco Textron Inc., and to provide for participant tax-deferred savings under Section 401(k) of the Internal Revenue Code (IRC). All full-time employees of the Company with one year of service are eligible to participate in the Plan. Participants have a 100% vested interest in their account balances. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Active participants may make contributions as defined in the Plan. Such contributions may be in the form of Employee Deferral Contributions (as a percentage of the participant's compensation) or Nondeductible Employee Contributions. The Company will contribute an amount equal to 50% of the Employee Deferral Contributions related to the first 4% to 6% of earnings, as defined (3% prior to March 1, 1998). Additional Company contributions may be made at the sole discretion of the Board of Directors. The Company made discretionary contributions of $170,877 and $215,884 in the years ended December 31, 1999 and 1998, respectively.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance relating to participant contributions only. Loan terms range from 1-5 years or longer if for the purchase of a home. The loans are secured by the balance in the participant's account and bear interest at the current prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

Investment Options

Participants are allowed to direct employer and employee contributions (and related earnings) in 10% increments in any of six investment fund options. Participants may change their investment options quarterly.

Participant Accounts

Employee contributions and the Company's matching contribution are allocated to each respective participant account. The additional Company contribution, if any, is allocated to participant accounts based on participant compensation, as defined by the Plan, and their years of service in relation to the total of such amounts for all participants.

The allocation of Plan income or loss to participants is made in the same ratio that a participant's account bears to the sum of the balance of all participants' accounts, taking into consideration the dates on which additional contributions and withdrawals are made. Participant account balances are valued daily by the Plan's recordkeeper based on the value of the number of shares owned in each investment fund.

Benefit Payments

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

2.   Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued based on quoted market values. Money market funds are reported at cost which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plans are generally paid by the Company.

Reclassification

The Plan has adopted Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters” for the 1999 financial statement presentation. Accordingly, 1998 amounts have been reclassified to conform with Statement of Position 99-3.

3.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the collective bargaining agreement.

4.   Investments

The Plan's investments were held by a Trustee in a bank-administered trust fund. Effective October 1, 1998, Trustee responsibilities and all Plan assets were transferred from National City Bank to Putnam Fiduciary Trust Company (Putnam).

The fair value of individual investments that exceed five percent of the Plan's assets at December 31, is as follows:
	1999	1998

Textron Inc.--common stock	$1,487,616	$1,472,455
The George Putnam Fund of Boston	1,510,172	1,600,539
One Group Equity Index Fund	1,604,451	-
One Group Prime Money Market Fund	732,015	-
Pegasus Equity Index Fund	-	1,394,452
Pegasus Money Market Fund	-	600,222

During 1999 and 1998, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value, as follows:
	Year ended December 31
	1999	1998
Investments at fair value as determined by quoted market prices:
Mutual funds	$66,011	$106,063
Textron Inc.--common stock	13,051	255,888
	$79,062	$361,951

5.   Differences Between Financial Statements

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31, 1998:
Benefits paid to participants per the financial statements	$463,104
Less: Amounts allocated on Form 5500 to withdrawn participants at the beginning of the year	(40,836)
$422,268

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

6.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is exempt.

7.   Transactions with Parties-in-Interest

The Plan holds investments in the common stock of Textron, Inc., the ultimate parent company of Elco, and mutual and money market funds that are administered by affiliates of the Plan's trustee. Therefore, these transactions qualify as party-in-interest transactions.

Elco Thermoplastics, Inc. Profit Sharing Plan

Employer Identification Number 35-1291803
Plan Number 001

Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes
at End of Year

December 31, 1999
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

One Group Prime Money Market Fund*	732,015 units	$ 732,015
Putnam Voyager Fund*	1,209 shares	38,198
The George Putnam Fund of Boston*	92,592 shares	1,510,172
One Group Equity Index Fund*	47,851 shares	1,604,451
One Group Bond Fund*	648 shares	6,493
Textron Inc.*	19,398 shares	1,487,616
Participant notes receivable*	7.9% to 9.5%	19,738
		$5,398,683

*Indicates party-in-interest to the Plan.